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Exhibit (a)(5)(xv)

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POT 'SWEET ENOUGH'; PETRO-CAN HOPES TO BLOCK JUNIOR FIRM'S SHAREHOLDER RIGHTS
The Calgary Sun
Wed 31 May 2006
Page: 51
Section: Business
Byline: BY CP
Source:

Petro-Canada said yesterday there was "no basis" for sweetening its offer for Canada Southern Petroleum, and is seeking to block the junior company's shareholder rights plan through Alberta's securities regulator.

Petro-Canada's unsolicited $124-million bid became hostile last week when Canada Southern's board rejected the offer, saying it did not adequately value the company's land position in the Arctic islands, including several gas discoveries.

Petro-Canada, headed by CEO Ron Brenneman, rejects the notion Canada Southern's high Arctic gas reserves are close to being economically viable.

"There's a lot of uncertainty about timing, which of course impacts on economics and therefore value of the resource," Kathy Sendall, Petro-Canada's senior vice-president of North American natural gas, said in an interview.

Petro-Canada said with only a range of historical resource estimates available, it believed the junior firm's Arctic reserves were "significantly below" the approximately 20-trillion cubic feet of gas Canada Southern had suggested it held.

Petro-Canada also said it has already had discussions with Alberta's securities regulator to set aside a shareholder rights or "poison pill" plan recently adopted by Canada Southern, which Petro-Canada believes restricts the rights of Canada Southern shareholders to accept the offer.

Sendall said Petro-Canada took its takeover offer directly to shareholders after nearly two months of negotiations "and only when it became clear that we would be unable to reconcile the differing views of value between Petro-Canada and Canada Southern."

Petro-Canada said its initial offer for Canada Southern on May 11 represented a 58% premium over the pre-bid closing price.

Yesterday, Canada Southern issued a release pointing out the Petro-Canada offer is now 18% below its current share price.

"Moreover, the Petro-Canada offer was opportunistically timed to coincide with a short-term drop in the Canadian junior oil and gas sector generally, and Canada Southern's share price, specifically," said chairman Richard McGinity.

©2006 Sun Media Corporation. All rights reserved.

Illustration:

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photo

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BRENNEMAN

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